Exhibit 99.1

News Release

SouFun Announces Third Quarter 2012 Results

BEIJING, China, November 12, 2012– SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate and home furnishing Internet portal in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

Revenue in the third quarter of 2012 was US$127.2 million, or a 17.1% increase from the corresponding period in 2011.

Operating income in the third quarter of 2012 was US$66.3 million, a 30.6% increase from the corresponding period in 2011. Non-GAAP operating income in the third quarter of 2012 was US$67.8 million, a 28.8% increase from the corresponding period in 2011.

Net income attributable to shareholders recorded a year-over-year increase of 14.7% to US$49.2 million, or US$0.61 per fully diluted share. Non-GAAP net income attributable to shareholders recorded a year-over-year increase of 25.6% to US$56.2 million, or US$0.70 per fully diluted share.

“We are happy to deliver another solid quarter in what has been the toughest quarter of this year.” said Vincent Mo, Executive Chairman of SouFun. “Focus on SouFun’s existing Marketing and Listing Services, together with creative and innovative SouFun membership services in China’s new home market and SouFun Online Shop in the resale market, has supported and will continuously support SouFun’s growth story and its stronger leadership in China’s home related internet sector.”

Third Quarter 2012 Results

SouFun reported total revenue of US$127.2 million for the third quarter of 2012, representing an increase of 17.1% from the corresponding period in 2011.

Revenue from marketing services was US$79.7 million for the third quarter of 2012, a slight decrease of 2.4% from the corresponding period in 2011, due primarily to an offset by the rapid growth of SouFun membership services which has been mainly tested in Beijing, Shanghai and ten other major cities in China.

Revenue from listing services was US$20.3 million for the third quarter of 2012, an increase of 23.6% from the corresponding period in 2011 primarily due to the general recovery in the secondary real estate market and new revenue from SouFun Online Shop which has been testing mainly in ten major cities in China, including Beijing and Shanghai.

Revenue from e-commerce services was US$25.6 million for the third quarter of 2012, a substantial increase from US$9.5 million for the same period in 2011 due to the increasing market acceptance of SouFun membership services. We began offering paid SouFun membership services to property buyers to facilitate their transactions with property developers from the second quarter of 2011.

Revenue from other value-added services and products was US$1.6 million for the third quarter of 2012, an increase of 61.3% from the corresponding period in 2011.

Cost of revenue was US$20.8 million for the third quarter of 2012, a slight increase of 1.1% from the corresponding period in 2011 due primarily to effective cost control.

Gross margin was 83.6% for the third quarter of 2012, compared with 81.0% for the corresponding period in 2011.

Operating expenses were US$40.1 million for the third quarter of 2012, an increase of 7.7% from the corresponding period in 2011.

Selling expenses were US$20.6 million for the third quarter of 2012, an increase of 5.6% from the corresponding period in 2011 due primarily to increased staff cost.

General and administrative expenses were US$19.5 million for the third quarter of 2012, an increase of 10.1% from the corresponding period in 2011, due primarily to increased staff cost.

Operating income was US$66.3 million for the third quarter of 2012, an increase of 30.6% from the corresponding period in 2011. Non-GAAP operating income was US$67.8 million, an increase of 28.8% from the corresponding period in 2011.

Income tax expense was US$20.0 million for the third quarter of 2012, an increase of 86.2% compared to US$10.8 million for the corresponding period in 2011, due primarily to the fact that US$5.5 million withholding tax was accrued in the third quarter of 2012.

Net income attributable to shareholders was US$49.2 million for the third quarter of 2012, an increase of 14.7% from the corresponding period in 2011. Earnings per fully diluted share was US$0.61 for the third quarter of 2012, compared with US$0.52 for the corresponding period in 2011. Non-GAAP net income attributable to shareholders was US$56.2 million for the third quarter of 2012, an increase of 25.6% from the corresponding period in 2011. Non-GAAP earnings per fully diluted share was US$0.70 for the third quarter of 2012, compared with US$0.55 for the corresponding period in 2011.

As of September 30, 2012, SouFun had cash, cash equivalents, and short-term investments (excluding the effect from available-for-sale securities) of US$144.5 million, compared to US$158.3 million as of December 31, 2011. This reflected the payment of US$79.0 million in cash in a dividend of US$1.00 per share to shareholders in the third quarter. Cash flow from operating activities was US$55.2 million for the third quarter of 2012, compared to US$41.2 million for the same period of 2011.

Business Outlook

SouFun raises its revenue guidance for fiscal year of 2012 from between US$390.0 million and US$410.0 million to between US$400.0 million and US$420.0 million, representing a year-on-year increase of 16.6% to 22.2%. This forecast reflects SouFun’s current and preliminary view, which is subject to change.

Conference Call Information

SouFun’ management team will host a conference call on November 12, 2012 at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong time).

The dial-in details for the live conference call are:

US: +1 718 354 1231/ 1 866 519 4004

International: +65 6723 9381

Hong Kong: +852 2475 0994 /800 930 346

Mainland China: 800 819 0121 / 400 620 8038

Passcode: SFUN

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. Eastern Time on November 12, through November 19, 2012. The dial-in details for the telephone replay are:

International: +61 2 8199 0299

US Toll Free: 1855 452 5696

US Toll: +1 646 254 3697

Conference ID # 65249959

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

About SouFun

SouFun operates the leading real estate Internet portal and home furnishing and improvement website in China in terms of the number of page views and visitors to its website in 2012. SouFun has built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on its portal that forms the foundation of its service offerings. SouFun currently maintains 106 offices to focus on local market needs and its website and database contains real estate-related content coverage of 314 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fiscal year of 2012 and comments by management in this release about SouFun’s strategic and operational plans and focus, current and future market positions, and growth momentum, and about China’s real estate and home furnishings market. SouFun may also make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, challenges in China’s real estate market, the impact of competitive market conditions for our services and our ability to maintain and increase our leadership in China’s home related internet sector, the uncertain regulatory landscape in China, fluctuations in SouFun’s quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in our annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) operating income, (2) net income and (3) basic and diluted earnings per ordinary share. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Dr. Hua Lei

IR Director

Tel: +86 (10) 5930 6425

E-mail: Leihua@soufun.com

Jing Wang

IR Manager

SouFun Holdings Limited

Tel: +86 (10) 5930 2500

E-mail: Bj.wangjing@soufun.com

SouFun Holdings Limited

Unaudited Condensed Consolidated Balance Sheet

( in U.S. dollars in thousands )

	September 30, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	135,042	150,414
Restricted cash, current	35,587	35,814
Short-term investments	10,305	8,592
Accounts receivable, net	54,956	27,697
Customer accounts	14,849	—
Prepayment and other current assets	8,002	9,695
Loan receivable	—	26,143
Amounts due from related parties	602	1,595
Deferred tax assets, current	1,596	1,602

Total current assets	260,939	261,552

Non-current assets:
Property and equipment, net	78,956	68,064
Restricted cash, non-current portion	355,818	247,631
Deferred tax assets, non current	946	1,407
Deposit for non-current assets	9,258	—
Other non-current assets	10,734	1,717

Total non-current assets	455,712	318,819

Total assets	716,651	580,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	351,320	255,570
Deferred revenue	103,160	73,620
Accrued expenses and other liabilities	73,937	52,490
Dividend payable	—	51,969
Income tax payable	17,520	16,158

Total current liabilities	545,937	449,807
Non-current liabilities:
Deferred tax liabilities, non-current	55,002	38,581

Total non-current liabilities	55,002	38,581

Total Liabilities	600,939	488,388

Shareholders’ equity:
Class A and Class B Ordinary shares (par value of HK$1 per share: 600,000,000 shares authorized; 78,150,568 (Class A-53,813,918 and Class B-24,336,650 ) with par value of US$10,032 (Class A-US$6,908 and Class B-US$3,124) and 79,043,477 (Class A-54,706,827 and Class B 24,336,650 ) with par value of US$10,150 (Class A-US$7,025 and Class B-US$3,125) shares issued and outstanding as of December 31, 2011 and September 30, 2012))	10,150	10,032
Additional paid-in capital	58,268	49,838
Accumulated other comprehensive income	20,108	21,853
Retained earnings	27,186	10,185

Total SouFun Holdings Limited shareholders’ equity	115,712	91,908

Noncontrolling interests	—	75

Total shareholders’ equity	115,712	91,983

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	716,651	580,371

SouFun Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

( in U.S. dollars in thousands, except share data and per ADS data )

	For the three months ended
	September 30, 2012	September 30, 2011
Revenues:
Marketing services	79,717	81,710
Listing services	20,312	16,435
E-commerce services	25,590	9,464
Other value-added services	1,624	1,007

Total revenues	127,243	108,616

Cost of Revenues:
Cost of services	(20,819)	(20,592)

Total Cost of Revenues	(20,819)	(20,592)

Gross Profit	106,424	88,024

Operating expenses:
Selling expenses	(20,647)	(19,561)
General and administrative expenses	(19,502)	(17,710)

Total Operating Expenses	(40,149)	(37,271)

Operating Income	66,275	50,753

Foreign exchange gain	23	2
Interest income	4,995	3,319
Interest expense	(2,262)	(787)
Realized gain-trading securities	—	46
Government grants	181	281

Income before income taxes and noncontrolling interests	69,212	53,614
Income tax expenses
Income tax expense	(20,042)	(10,766)

Net income	49,170	42,848
Net income attributable to noncontrolling interests	—	(8)

Net income attributable to SouFun Holdings Limited shareholders	49,170	42,856
Other comprehensive income, net of tax
Foreign currency translation	(642)	4,498

Total other comprehensive income, net of tax	(642)	4,498

Comprehensive income	48,528	47,354

Earnings per share for Class A and Class B ordinary shares
Basic	0.64	0.56

Diluted	0.61	0.52

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	76,906,873	76,344,192

Diluted	80,532,484	81,949,165

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in U.S. dollars in thousands, except share data and per share data)

	For the three months ended
	September 30, 2012	September 30, 2011
GAAP income from operations	66,275	50,753
Share-based compensation	1,531	1,878
Non-GAAP income from operations	67,806	52,631

GAAP net income	49,170	42,848
Withholding tax related to dividends	5,463	—
Share-based compensation	1,531	1,878
Non-GAAP net income	56,164	44,726

Net Income attributable to SouFun Holdings Limited shareholders	49,170	42,856
Withholding tax related to dividends	5,463	—
Share-based compensation expense	1,531	1,878
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	56,164	44,734

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.64	0.56
Diluted	0.61	0.52
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.73	0.59
Diluted	0.70	0.55
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	76,906,873	76,344,192
Diluted	80,532,484	81,949,165